Exhibit 4.(b)15

AMENDMENT NO. 2 TO RESTRUCTURING AGREEMENT

This amendment no. 2 (the "Amendment") to the Restructuring Agreement is dated the 25 day of June 2008 (the "Effective Date") between:

1.	Lumenis Ltd., a company incorporated under the laws of Israel, whose registered office is at Industrial Zone, Yoqneam, Israel (the “Borrower”); and

2.	Bank Hapoalim B.M. (the “Bank”).

WHEREAS:

A.	On 29th September 2006, the Borrower and the Bank entered into a Restructuring Agreement (the “Restructuring Agreement”) pursuant to which the Borrower and the Bank agreed to restructure the Prior Outstanding Debt of the Borrower and subsidiaries of the Borrower into a single Loan (as defined therein) and to set out the terms and conditions applicable with respect to the Loan.

B.	On 5th December 2006, the Borrower and the Bank entered into Amendment No.1 to the Restructuring Agreement,

C.	The Parties wish to further amend the Restructuring Agreement as set forth herein.

THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Amendment, capitalised terms that are used but not defined herein shall have the meanings ascribed to such terms in the Restructuring Agreement.

1.2	Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

1.3	The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Amendment.

1.4	The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Amendment.

2.	AMENDMENTS

The following amendments shall be made to the Restructuring Agreement:

2.1	Section 1.1.20 shall be revised to include new section 14.15A.

2.2	Sections 4.1.1, 4.1.2 and 4.1.3 of the Restructuring Agreement shall be deleted and replaced with the following:

“4.1.1	The Borrower shall repay to the Bank the Loan minus: (i) the Second Repayment Amount; (ii) the Second Write Off; (iii) the Third Repayment Amount; (iv) the Third Write Off; (v) the Fourth Repayment Amount; (vi) the Fourth Write Off; (vii) the Fifth Repayment Amount; (viii) the Fifth Write Off; (ix) the Sixth Repayment Amount; and (x) the Sixth Write Off (all as defined below) by way of 16 (sixteen) equal consecutive quarterly instalments, payable on the last Business Day of each Quarter, the first such instalment to be paid on December 31, 2009 and the last such instalment to be paid on the Final Maturity Date.

4.1.2	No later than 30 June 2008, the following actions shall occur or be deemed to have occurred:

(a)	the Borrower shall pay the Bank a sum of $5 million Dollars (the “Second Repayment Amount”) to be deposited in the Account in repayment of the Loan;

(b)	The Bank shall issue the Borrower (i) a sum of $30 million Dollars (the “New Loan A”), and (ii) a sum of $5 million Dollars (the “New Loan B”) and the Bank shall deposit such amounts in the Account in repayment of the Loan. The Borrower hereby gives the Bank irrevocable consent to take any and all actions necessary to fulfill the intent of the foregoing;

(c)	The Bank shall issue the Borrower (i) a sum of $18.75 million Dollars (“Credit A”), and (ii) a sum of $3.125 million Dollars (“Credit B”) and the Bank shall deposit such amounts in the Account in repayment of the Loan. The Borrower hereby gives the Bank irrevocable consent to take any and all actions necessary to fulfill the intent of the foregoing; and

(d)	the Bank shall forgive $3.125 million Dollars of the Loan (the “Second Write Off”).

4.1.3	No later than 31 December 2008, the following actions shall occur or be deemed to have occurred:

(a)	the Borrower shall pay the Bank a sum of $5 million Dollars (the “Third Repayment Amount”) to be deposited in the Account in repayment of the New Loan B; and

(b)	the Bank shall forgive $3.125 million Dollars of Credit B (the “Third Write Off”).

4.1.4	No later than 30 June 2009, the following actions shall occur or be deemed to have occurred:

(a)	the Borrower shall pay the Bank a sum of $10 million Dollars (the “Fourth Repayment Amount”) to be deposited in the Account in repayment of the New Loan A; and

(b)	the Bank shall forgive $6.25 million Dollars of Credit A (the “Fourth Write Off”).

4.1.5	No later than 30 June 2010, the following actions shall occur or be deemed to have occurred:

(a)	the Borrower shall, in addition to any instalment due under Section 4.1.1 above, pay the Bank a sum of $10 million Dollars (the “Fifth Repayment Amount”) to be deposited in the Account in repayment of the New Loan A; and

(b)	the Bank shall forgive $6.25 million Dollars of Credit A (the “Fifth Write Off”).

4.1.6	No later than 30 June 2011, the following actions shall occur or be deemed to have occurred:

(a)	the Borrower shall, in addition to any instalment due under Section 4.1.1 above, pay the Bank a sum of $10 million Dollars (the “Sixth Repayment Amount”) to be deposited in the Account in repayment of the New Loan A; and

(b)	the Bank shall forgive $6.25 million Dollars of Credit A (the “Sixth Write Off”).”

2.3	In Section 7.1 of the Restructuring Agreement:

(a)	after the words “1.5% (one point five percent) per annum” in the fourth line, the following shall be added “(which commencing on the date of Amendment No. 2 to the Restructuring Agreement, shall apply also to the New Loan B), or, commencing on the date of Amendment No. 2 to the Restructuring Agreement, on the New Loan A with respect to the Fourth Repayment Amount, the Fifth Repayment Amount and the Sixth Repayment, 3% (three percent) per annum”.

(b)	the last sentence shall be deleted and replaced with the following:

“Notwithstanding the above, no Interest shall accrue or be payable with respect to the amount of the Second Write Off, the Third Write Off, the Fourth Write Off, the Fifth Write Off or the Sixth Write Off.”

2.4	In Section 13.25 of the Restructuring Agreement, the reference to “the first Quarter of 2008” shall be replaced by “the first Quarter of 2009".

In addition, Schedule 13.25 of the Restructuring Agreement shall be replaced by the revised Schedule 13.25 attached to this amendment as Annex A.

2.5	A new section 14.15A shall be added as follows:

“14.15A. Amendment Closing. There is any breach of the provisions of clause 4 of Amendment no. 2 to the Restructuring Agreement with respect to Israeli or United States companies in the Group.”

3.	FURTHER UNDERTAKING

Without derogating from the terms of the Restructuring Agreement or the Cash Fee – Ltd. Stock Side Letter dated 19th November 2003 (as amended by the Restructuring Agreement), the Borrower hereby agrees to pay to the Bank in addition to the Interest a payment in the amount of $4,000,000, (bearing no interest or premium), upon the earliest to occur of the following events at any time when the Loan is outstanding:

(a)	the EBITDA (as defined in Annex A) of the Borrower for any year shall exceed $50,000,000;

(b)	the closing of a public offering of any equity or convertible securities of the Borrower for the account of the Borrower, but excluding a public offering initiated at the request of the Bank if the shares of the Borrower sold in such public offering are those owned by the Bank;

(c)	the closing of the sale by the Borrower of all or substantially all of its assets;

(d)	either one or more of: LM Partners L.P., any of its Permitted Transferees, Ofer Hi-Tech, any of its Affiliates or any of the third parties referred to in clause (a) of footnote 2 of Item 7A in the Borrower’s Annual Report on Form 20-F for the year ended December 31, 2007 for which Ofer Hi-Tech holds shares of the Borrower in trust (the “Relevant Shareholders”); transfer shares in the Borrower such that the aggregate shareholding in the Borrower of all Relevant Shareholders together is reduced by at least 40% of their aggregate shareholding in the Borrower as of the Effective Date (i.e. reduced to an aggregate amount of shares below 82,876,331);

(e)	either one or more of the Relevant Shareholders reduce their holdings in the Borrower’s outstanding share capital as of the Effective Date such that the aggregate number of shares of the Borrower held by all Relevant Shareholders together is reduced by at least 40% (i.e. their aggregate outstanding shareholding is reduced to less than 47% of the outstanding share capital of the Borrower (without given effect to any shares issuable upon exercise of outstanding convertible securities of the Borrower)) as a result of the issuance by the Borrower of shares at a price per share above $1.55;

(f)	a spin off of assets of the Borrower representing at least 30% (thirty percent) of the total assets of the Borrower;

(g)	the voluntary prepayment of at least 75% (seventy five percent) of the outstanding balance of the Loan and Short Term Loan.

4.	DELIVERABLES

Without derogating from Section 13.6 of the Restructuring Agreement, the Bank shall receive, by no later than the 90th (ninetieth) Business Day following the Effective Date, such of the following documents and matters as shall be agreed between the Borrower and the Bank within 30 (thirty) days hereof and failing agreement as shall be determined by the Bank, in form and substance reasonably satisfactory to the Bank:

(a)	The Borrower shall (and with respect to those Material Subsidiaries as shall be agreed between the Borrower and the Bank, and failing agreement as the Bank shall determine, shall use reasonable commercial efforts to procure that such Material Subsidiaries shall) file, register, execute and perform any other actions necessary, or in the reasonable opinion of the Bank desirable to effectuate and perfect each of the New Securities in accordance with any and all applicable laws governing each of such New Securities and shall provide the Bank with evidence, satisfactory to the Bank, that such New Securities have been duly perfected.

(b)	Notwithstanding anything to the contrary above, within 30 (thirty) days as of the Effective Date, the Borrower shall, to the extent reasonably deemed necessary by the Bank, amend the Existing Securities such that the Existing Securities shall secure the transactions contemplated by the Restructuring Agreement as amended hereby and any future transactions between the Borrower and the Bank, in a form reasonably acceptable to the Bank, and shall provide the Bank with evidence reasonably satisfactory to the Bank, that such amendments have been duly filed with the Registrar of Companies.

(c)	The Borrower shall use reasonable commercial efforts to provide the Bank with an opinion of non-Israeli counsel, addressed to the Bank confirming that the Existing Securities granted by non-Israeli companies in the Group secure the transactions contemplated by the Restructuring Agreement as amended hereby, in a the form reasonably acceptable to the Bank.

(d)	The Borrower shall provide the Bank with an opinion of counsel to the Borrower addressed to the Bank confirming that the New Securities granted by Israeli companies in the Group secure the transactions contemplated by the Restructuring Agreement as amended hereby, in a form reasonably acceptable to the Bank.

(e)	The Borrower shall use reasonable commercial efforts to provide the Bank with an opinion of non-Israeli counsel, addressed to the Bank confirming that the New Securities granted by non-Israeli companies in the Group secure the transactions contemplated by the Restructuring Agreement as amended hereby, in a form reasonably acceptable to the Bank.

In the event that the aforegoing deliverables, with respect to Israeli or United States companies in the Group, are not all delivered by the 90th (ninetieth) Business Day following the Effective Date, such event shall be considered an Event of Default. Notwithstanding the foregoing, failure to deliver deliverables with respect to entities other than the Israeli or United States companies in the Group shall not derogate from the validity or binding effect of this Amendment, and the Company shall continue to use reasonable commercial efforts to complete these deliverables after the 90th (ninetieth) Business Day following the Effective Date. The Bank undertakes that promptly following the receipt to the reasonable satisfaction of the Bank of all the deliverables referred to in clause 4 above, the Bank shall confirm to the Borrower in writing that the deliverables have been satisfied.

It is hereby confirmed that all the Existing Securities shall remain in effect and may be used by the Bank to secure the repayment of the Loan, the New Loan and the Credit or any additional outstanding debt to the Bank pursuant to this Amendment. It is further confirmed that as of the Effective Date, LM Partners L.P., Ofer Hi-Tech Investments Ltd. and the third parties referred to in clause (a) of footnote 2 of Item 7A in the Borrower’s Annual Report on Form 20-F for the year ended December 31, 2007 for which Ofer Hi-Tech holds shares of the Borrower in trust, hold 78,585,256, 52,546,998 and 6,994,964 shares of the Borrower, respectively, representing 44.34%, 29.65% and 3.95% of the Company’s outstanding share capital of the Company as of the Effective Date (without given effect to any shares issuable upon exercise of presently outstanding convertible securities of the Borrower).

5.	MISCELLANEOUS

5.1	This Amendment may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

5.2	This Amendment shall be construed in accordance with the laws of the State of Israel. The exclusive place of jurisdiction for the purpose of this Amendment is hereby established as the competent court of law in Israel situated in Tel Aviv-Jaffa.

5.3	If a provision of this Amendment is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction of any other provision hereof or the validity or enforceability in other jurisdictions of that or any other provision hereof.

Where provisions of any applicable law resulting in such illegality, invalidity or unenforceability may be waived, they are hereby waived by each party to the full extent permitted so that this Amendment shall be deemed valid and binding agreements, enforceable in accordance with its terms.

5.4	Nothing in this Amendment shall create or confer upon any person or entity, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

5.5	Other than as expressly set out herein, the provisions of the Restructuring Agreement shall remain unchanged and in full force and effect in accordance with the terms thereof.

– Signature pages follow –

IN WITNESS WHEREOF, the parties have signed this Amendment No. 2 to Restructuring Agreement on the date first mentioned above.

for: LUMENIS LTD. By: /s/ Dov Ofer —————————————— Title: Dov Ofer CEO ——————————————	/s/ Aviram Steinhart —————————————— Aviram Steinhart CFO ——————————————

for: BANK HAPOALIM B.M. By: /s/ Rachel Arbel —————————————— Title: Rachel Arbel ——————————————	/s/ Gil Barzilay —————————————— Gil Barzilay ——————————————

Annex A

Schedule 13.25

To: Bank Hapoalim B.M.	June 25, 2008

Re: Financial Covenants

        Reference is made to the Restructuring Agreement by and between Lumenis Ltd. (the “Borrower”) and Bank Hapoalim B.M. (the “Bank”) dated September 30, 2006, as amended December 5, 2006 and June 25, 2008 (the “Restructuring Agreement”), to which this document is attached as a schedule and forms an integral part thereof.

        WHEREAS the Borrower has received and/or may receive from time to time from the Bank and other third parties have received and/or shall receive from time to time from the Bank against a guarantee or indemnification from the Borrower, credit, documentary credit, various loans, overdrafts in a current account, in a current loan account or any other account, various letters of indemnity and guarantees in favour of the Bank and/or third parties or others at our request or at the request of third parties, discounted notes, grants or extensions and various banking waivers and other various banking services (each separately and together – the “Banking Services”), under the conditions agreed upon or that shall be agreed upon from time to time with respect to each Banking Service.

        WHEREAS the Borrower executed a letter dated September 30, 2006 entitled Financial Covenants (the “Financial Covenants Letter”), and this letter shall replace such Financial Covenants Letter in its entirety.

NOW THEREFORE, the Borrower hereby declares and undertakes that as long as it owes certain moneys to the Bank with respect to the Banking Services under the terms and conditions agreed upon from time to time or that shall be agreed upon with respect to each Banking Service, the Borrower shall comply with the following:

1.     Financial Ratios

        1.1 The Borrower covenants and undertakes that it will comply with the following financial ratios based on its Financial Statements that have been furnished to the Bank in accordance with Section 13.1 of the Restructuring Agreement, at all times and from time to time as of (and including) the Quarter ending March 31, 2009

    a)        Total Debt to EBITDA shall not exceed: 6.5 (six point five) in the first Quarter of 2009, 5.5 (five point five) in the second Quarter of 2009, 5 (five) in the third Quarter of 2009, 4.5 (four point five) in the fourth Quarter of 2009, and 3.5 (three point five) in the Fiscal Year 2010 and in each Fiscal Year thereafter.

    b)        The Interest Coverage Ratio shall be 1 (one) for the Fiscal Years of 2008 and 2009 and 2 (two) for Fiscal Year of 2010 and in each Fiscal Year thereafter.

2.     Definitions

        2.1 Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Restructuring Agreement.

        2.2 “EBITDA” shall mean

        for any Accounting Period the sum of the following:

(i)	the Operating Income of the Borrower in the ordinary course of business (excluding (i) income and/or, costs and payments associated with any lawsuits commenced prior to December 5, 2006 and up to a maximum of $8 million in Fiscal Year 2008 only, and (ii) non-recurring items); and

(ii)	any amortisation (including of intangible assets and intellectual property) , impairment and depreciation (such as depreciation of fixed assets), and excluding expense related to options or warrants pursuant to SFAS 123(R) reflected in the Financial Statements of the Borrower.

        The EBITDA that shall be reviewed by the Bank shall be the sum of the EBITDA of the current Quarter under review and the EBITDA of the 3 preceding Quarters.

        All items referred to above shall be taken from the Borrower’s relevant consolidated Financial Statements.

        2.3 “Interest Coverage Ratio” means the product of the Borrower’s Net Income excluding (i) income and/or, costs and payments associated with any lawsuits commenced prior to December 5, 2006 and up to a maximum of $8 million in Fiscal Year 2008 only, (ii) non-recurring items and (iii) expense related to options or warrants pursuant to SFAS 123(R) divided by the Borrower’s interest expenses each during the relevant Accounting Period.

        2.4 "Total Debt" means the sum of:

(a)	the Total Outstandings (other than the First Write Off, Second Write Off, Third Write Off, Fourth Write Off, Fifth Write Off and Sixth Write Off), assuming no Event of Default; and

(b)	the balance of all Financial Indebtedness and any interest or other amounts payable on account of such Financial Indebtedness.

Save as expressly stated otherwise, each of “EBITDA”, “Interest Coverage Ratio”, “Total Debt” and “Operating Income” for any period, shall be determined from the consolidated quarterly and annual Financial Statements, or, if not included in the Financial Statements, shall be determined from a certificate signed by the Auditors delivered to the Bank together with the Financial Statements.

3.     Any breach of any financial ratio set forth in Section 1 hereof shall be an Event of Default under the Restructuring Agreement:

4.     In each event that the Borrower breaches or does not comply with any of its obligations hereunder, the Bank shall have the right to demand immediate repayment of all the amounts due with respect to all or a part of the Banking Services retained by the Borrower and make use, at its discretion, of any and all the measures available to it in order to ensure full repayment of all amounts due to it.

Sincerely, /s/ Dov Ofer —————————————— Lumenis Ltd.